Leben & Cerne Corporation (dba Xrossworld)

(a Delaware Corporation)

Reviewed Financial Statements

For the years ended December 31, 2025 and 2024

Financial Statements

Leben & Cerne Corporation

Table of Contents





Independent Accountant's Review Report

May 12, 2026
To: The Shareholders of Leben & Cerne Corporation
Re: 2025-2024 Financial Statement Review– Leben & Cerne Corporation (dba Xrossworld)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Leben & Cerne Corporation (dba Xrossworld), which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Leben & Cerne Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 12, 2026





Leben & Cerne Corporation (dba Xrossworld)
BALANCE SHEET
As of December 31, 2025 and 2024
(Unaudited)

	2025	2024
ASSETS		
Current Assets		
Cash	$ 26,769	$ 58,543
Other Receivables	3,750	17,400
Prepayment	-	293,333
Total Current Assets	30,519	369,276
Non-current Assets		
Intangibles, net	27,183	35,000
Total Non-Current Assets	27,183	35,000
Total Assets	$ 57,702	$ 404,276
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 152,966	$ 75,025
Accrued Expenses	14,376	39,827
Interest Payable	77,160	63,863
Convertible Notes	247,000	247,000
Notes Payable	15,000	15,000
Total Current Liabilities	506,502	440,715
Non-Current Liabilities		
Convertible Notes	400,000	400,000
Interest Payable	37,987	9,333
Total Non-Current Liabilities	437,987	409,333
Total Liabilities	$ 944,489	$ 850,048
Stockholders' Equity		
Common Stock	$ 153	$ 150
Less: Unearned compensation	(15)	(31)
SAFE Notes	295,000	220,000
Accumulated deficit	(1,181,925)	(665,891)
Total Stockholders' Equity	$ (886,787)	$ (445,772)
Total Liabilities and Stockholders' Equity	$ 57,702	$ 404,276

The accompanying footnotes are an integral part of these financial statements.

Leben & Cerne Corporation (dba Xrossworld)
INCOME STATEMENT
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025		2024	
Revenues	$	133,301	$	162,501
Cost of revenues		(28,308)		(99,382)
Gross Profit	$	104,993	$	63,119
Operating Expenses				
Advertising and marketing	$	67,379	$	54,318
Professional fees		25,537		72,903
General and administrative		484,409		216,009
Amortization expense		7,817		-
Total Operating Expenses	$	585,142	$	343,230
Other Income (Expense)				
Interest expense	$	(41,951)	$	(22,144)
Other income		6,066		-
Total Other income (expense)	$	(35,885)	$	(22,144)
Net Loss	$	(516,034)	$	(302,255)

The accompanying footnotes are an integral part of these financial statements.

Leben & Cerne Corporation (dba Xrossworld)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Common Stock		Unearned Compensation	SAFE Notes	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 31, 2023	7,904,665	$ 79	$ -	$ 75,000	$ (363,636)	$ (288,557)
Issuance of SAFE Notes	-	-	-	145,000	-	145,000
Issuance of common stocks	7,066,000	71	(31)	-	-	40
Net loss	-	-	-	-	(302,255)	(302,255)
Balance as of December 31, 2024	14,970,665	$ 150	$ (31)	$ 220,000	$ (665,891)	$ (445,772)
Issuance of SAFE Notes	-	-	-	75,000	-	75,000
Issuance of common stocks	341,211	3	-	-	-	3
Common stocks vested	-	-	16	-	-	16
Net loss	-	-	-	-	(516,034)	(516,034)
Balance as of December 31, 2025	15,311,876	$ 153	$ (15)	$ 295,000	$ (1,181,925)	$ (886,787)

The accompanying footnotes are an integral part of these financial statements.

Leben & Cerne Corporation (dba Xrossworld)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Loss	$ (516,034)	$ (302,255)
Adjustments to reconcile net loss		
to net cash provided by operations:		
Depreciation and amortization	7,817	-
Service received for convertible note	293,333	106,667
Changes in operating assets and liabilities:		
Other Receivables	13,650	(10,660)
Accounts Payable	77,941	65,110
Accrued Expense	(25,451)	20,817
Interest Payable	41,951	22,144
Net cash used in operating activities	**(106,793)**	**(98,177)**
Cash Flows from Investing Activities		
Purchase of intangible assets	-	(35,000)
Net cash used in investing activities	**-**	**(35,000)**
Cash Flows from Financing Activities		
Issuance of SAFE Notes	**75,000**	145,000
Issuance of Common stock	**19**	40
Net cash provided by financing activities	**75,019**	**145,040**
Net change in cash and cash equivalents	**(31,774)**	**11,863**
Cash and cash equivalents at beginning of year	58,543	46,680
Cash and cash equivalents at end of year	$ **26,769**	$ **58,543**

The accompanying footnotes are an integral part of these financial statements.

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Leben & Cerne Corporation (the "Company") was incorporated in the State of Delaware on January 29, 2018, and is headquartered in Los Angeles, California. The Company operates as a services-based business, providing influencer campaign strategy, talent sourcing, and execution. It is also expanding into proprietary technology aimed at supporting campaign execution, data tracking and reporting.

The Company operates under the business name Xrossworld.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Estimates used in the preparation of the accompanying financial statements include those related to provisions for refunds and chargebacks, equity transactions, and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash

Cash consists of balances maintained in the Company's bank checking account and funds held with Stripe, a third-party payment processor. These balances are carried at face value, which approximates fair value due to their short-term nature.

The Company's cash deposits with the bank are subject to the credit risk of the financial institution, while the Stripe balance represents amounts collected from customers but not yet transferred to the Company's bank account. Management monitors both balances to ensure liquidity and availability for operations.

No restrictions are placed on these balances, and they are available for the Company's general use.

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

Other Receivables

Other receivables consist of amounts due to the Company arising from accrued revenue, rental deposits, and other receivables generated in the ordinary course of business.

Receivables are carried at their billed or accrued amounts, net of allowances for doubtful accounts, if any, based on management's assessment of collectability. These balances are generally short-term in nature and are expected to be realized within the Company's normal operating cycle. As of December 31, 2025 and 2024, receivables amounted to $3,750 and $17,400, respectively.

Prepayments

As of December 31, 2025 and 2024, the Company recognized prepayments related to a convertible note agreement issued in exchange for future services (see Note 3). Under the terms of the arrangement, a portion of the proceeds from the note was contractually designated to cover service provisions to be rendered in subsequent periods. These prepayments are recorded as assets and will be amortized in the periods when the related services are performed, consistent with the Company's accounting policy for service-related prepayments.

Intangibles

The Company capitalized software development costs related to its platform. As of December 31, 2025, total capitalized costs were $35,000. These assets are amortized on a straight-line basis over five years.

In line with U.S. GAAP, intangible assets are carried at cost, amortized over their useful life, and reviewed for impairment if circumstances suggest the carrying amount may not be recoverable.

Intangible asset balances as of December 31, 2025 and 2024 are:

	2025	2024
Cost	$ 35,000	$ 35,000
Less: accumulated amortization	(7,817)	-
Total intangibles, net	$ 27,183	$ 35,000

Amortization expense for the year ended December 31, 2025 was $7,817.

Accounts Payable and Accrued Expenses

Accounts payable represent obligations to vendors and service providers for goods and services received in the ordinary course of business. These balances are recorded at cost, which approximates fair value, and are typically settled within the agreed payment terms.

As of December 31, 2025 and 2024, accounts payable are classified as current liabilities in the accompanying financial statements. The Company monitors payment terms and vendor relationships to ensure timely settlement of obligations.

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

Accrued expenses consist primarily of outstanding credit card balances and accrued expenses. Credit card balances represent amounts due to financial institutions for charges incurred prior to year-end, while accruals reflect obligations for expenses incurred but not yet invoiced or paid.

These liabilities are recorded at their contractual amounts, which approximate fair value, and are classified as current due to their short-term nature. Management monitors settlement of these obligations to ensure timely payment and proper liquidity management.

Interest Payable

Interest payable consists of accrued interest obligations arising from the Company's notes payable and convertible notes. These amounts represent interest expense incurred but not yet paid as of the reporting date.

The liability is recorded at the contractual amount due under the respective debt agreements, which approximates fair value given its short-term nature. Interest payable is classified as a current liability in the accompanying financial statements and will be settled in accordance with the terms of the underlying notes.

As of December 31, 2025 and 2024, interest payable amounted to $115,147 and $73,196, respectively.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in preferred shares.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025, and 2024 the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenues

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the following five-step model to its arrangements: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the Company satisfies a performance obligation by transferring control of the promised good or service to the customer.

For the years ended December 31, 2025 and 2024, revenue was derived primarily from arrangements with a single customer. Historically, the Company provided project-based services and recognized revenue as the related performance obligations were satisfied, which generally occurred upon achievement of contractual milestones and acceptance of deliverables. Billings were structured to align with milestone completion; accordingly, management did not have material contract liabilities (deferred revenue) at year end. The Company evaluates each contract to determine whether any consideration received (or receivable) relates to services not yet transferred to the customer and records such amounts as contract liabilities when applicable.

During 2025, the Company expanded its operations to include a technology platform offering and began earning transaction-based fees generally calculated as a stated percentage of gross merchandise value processed through the platform. The Company recognizes transaction-fee revenue as the underlying platform services are provided and the fee becomes earned. Management also evaluates whether the Company acts as principal or agent in such arrangements in determining whether revenue should be presented on a gross or net basis.

Cost of Revenues

Cost of revenues consists of expenses directly attributable to generating the Company's advertising and marketing revenues.

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

The Company recognizes cost of revenues in the same period as the related revenue, in accordance with U.S. GAAP. Such costs are presented separately in the statements of operations to provide a clear view of gross margin.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBTS

Notes Payable with Related Parties

On June 20, 2019, the Company entered into a promissory note agreement with related parties of the company, for a total principal amount of $15,000. The notes bear interest of 4% per annum with all principal and interest due and payable on December 31, 2026. As of December 31, 2025, and 2024 the Company has an outstanding principal of $15,000.

Interest expense related to these notes for the year ended December 31, 2025 and 2024 amounted to $4,482 and $3,719, respectively, of which all remained accrued and outstanding as at year end.

Convertible Notes Payable with Related Parties

In 2018, the Company issued a convertible note for a total principal of $100,000 to the Company's founder, a related party. The note bears interest of 4% per annum with all principal and interest due and payable on December 31, 2026. The valuation cap is $5,000,000 and the holder is entitled to 20% conversion discount.

Convertible Notes Payable

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

In 2019, the Company issued a convertible note for a total principal of $20,000. The note bears interest of 4% per annum with all principal and interest due and payable on December 31, 2026. The valuation cap is $5,000,000 and the holder is entitled to 20% conversion discount.

In 2020, the Company issued a series of convertible notes for a total principal of $77,000. The notes bear interest of 4% per annum with all principal and interest due and payable on December 31, 2026. The valuation cap is $5,000,000 and holders are entitled to 20% conversion discount.

In 2021, the Company issued a convertible note for a total principal of $50,000. The note bears interest of 4% per annum with all principal and interest due and payable on December 13, 2026. The valuation cap is $5,000,000 and the holder is entitled to 20% conversion discount.

In 2024, the Company issued a convertible note for a total principal of $400,000 in exchange for software development services. The note bears interest of 7% per annum with all principal and interest due and payable on September 30, 2028. The valuation cap is $2,100,000.

Unless converted, outstanding principal, together with any accrued but unpaid interest shall convert into such number of shares of the Company's Common Stock equal to the quotient obtained by dividing the principal amount, together with any accrued but unpaid interest, by the Cap upon election by the Holder at any time on or after December 31, 2024. Interest shall accrue on and shall be due and payable with each installment of principal. The entire unpaid principal sum of the note together with accrued and unpaid interest will become immediately due and payable upon the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

NOTE 4 – EQUITY

Common Stock

As of December 31, 2025, the Company was authorized to issue up to 20,000,000 shares of common stock with a par value of $0.0001 per share.

The Company issues shares of common stock annually in exchange for services rendered. A portion of these shares is subject to vesting each year. The vesting schedule and related activity as at year end are summarized in the table presented below.

| | | | Issued | | Vested | | Unvested | |
	Authorized	Par Value per share	Shares	Value ($ par)	Shares	Value ($ par)	Shares	Value ($ par)
2025	20,000,000	$ 0.00001	15,311,876	$ 153	13,822,801	$ 138	1,489,075	$ 15
2024	20,000,000	$ 0.00001	14,970,665	$ 150	11,847,892	$ 119	3,122,773	$ 31

SAFE Notes

The Company has entered into Simple Agreements for Future Equity ("SAFE Notes") as a means of financing operations. SAFE Notes represent contracts that provide investors with the right to receive equity in the Company upon the occurrence of specified future events, such as qualified financing or liquidity events. In accordance with applicable accounting guidance, the SAFE Notes

Leben & Cerne Corporation (dba Xrossworld)
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

have been classified as equity instruments, as they do not contain redemption features or obligations that would require liability treatment.

As of December 31, 2025 and 2024, outstanding SAFE Notes amounted to $295,000 and $220,000, respectively. Issuances during the year ended December 31, 2025 totaled $75,000, all of which were subscribed by the Company's existing stockholders. Issuances during the year ended December 31, 2024 amounted to $145,000, which were subscribed by third-party investors.

Incremental costs directly attributable to the issuance of SAFE Notes, such as legal and advisory fees, are recorded as a deduction from equity in accordance with ASC 340-10-S99-1. No such costs were material in 2024 or 2025.

The SAFE Notes do not accrue interest and have no maturity date. Conversion into equity is contingent upon future financing rounds or other qualifying events, at which time the SAFE holders will be entitled to receive shares based on the terms of the agreements. As of December 31, 2025 and 2024, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2025, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2025 and 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from stockholders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 12, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.